Eshallgo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

April 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Anderegg
Cara Wirth

Re:	Eshallgo Inc.
Annual Report on Form 20-F
Filed July 31, 2024
File No. 001-42154

Ladies and Gentlemen:

We are in receipt of the comment letter dated March 28, 2025 regarding Eshallgo Inc. (the “Company”, “Eshallgo Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Annual Report on Form 20-F Filed July 31, 2024

General

1.	Please provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. To the extent the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued by the Staff in December 2021, requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F. For example, include disclosure regarding the legal and operational risks, permissions and approvals that you, your subsidiaries or the VIEs are required to obtain from Chinese authorities to operate your business as well as summary risk factors. In addition, include a discussion of the transfer of cash within the company in Item 5 of Form 20-F. Please explain to us how you will revise future filings to comply with our comment by providing us with a response letter with your proposed disclosures.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we will revise future filings to comply with the Staff’s comment in the following ways:

We will update Item 3 of Form 20-F to include a separate section at the beginning outlining the following disclosures:

Cayman Holding Company

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the variable interest entities, Junzhang Digital Technology (Beijing) Co., Ltd. and Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Beijing and Junzhang Shanghai, (the “VIEs”). This structure involves unique risks to investors. We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd.. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc. under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK and does not engage in any businee activity.

You are not investing in Junzhang Beijing or Junzhang Shanghai, the VIEs. Neither we nor our subsidiaries own any share in, Junzhang Beijing and Junzhang Shanghai. Instead, we receive the economic benefits of, Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual agreements, or the VIE Agreements, which have not been tested in court. As a result of our indirect ownership in the Wholly Foreign-Owned Enterprise (the “WFOE”) and the VIE Agreements, we are regarded as the primary beneficiary of the VIE. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies and investors directly holding equity interests in the Chinese operating entities. However, as of the date of this annual report, the VIE agreements have not been tested in a court of law. We and our investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. Therefore, the VIE agreements do not give us the same controlling power as if we had equity ownership in the VIE. In August and December 2021, Eshallgo WFOE, which is our PRC subsidiary, Junzhang Shanghai and Junzhang Beijing, and shareholders of Junzhang Shanghai and Junzhang Beijing entered into a series of contractual agreements (the “VIE Agreements”) that established the VIE structure. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing and their subsidiaries, for accounting purposes, because, pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to Eshallgo WFOE, while Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. Such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of Eshallgo WFOE and, ultimately, Eshallgo. Eshallgo has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. Junzhang Shanghai, Junzhang Beijing and their subsidiaries are based in China and are engaged in value-added telecommunication services. Due to PRC legal restrictions on foreign ownership in the value-added telecommunication services, we do not own any equity interest in the VIEs.

Investors are investing in Eshallgo Inc, our holding company incorporated in Cayman Islands, and you are not investing in to Junzhang Digital Technology (Shanghai) Co., Ltd. and Junzhang Digital Technology (Beijing) Co., Ltd., the VIEs, in China. Our subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which you will own equity, and our holding company does not conduct operations. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the VIEs or the PRC operating entities under the VIEs, but rather purchasing equity solely in Eshallgo Inc, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We must rely on contractual rights through our VIE structure to effect control over and management of VIE, which exposes us to the risk of potential breach of contract by the shareholders of VIE. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIEs, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIEs and the VIE structure. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow this VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to the VIE structure, doing business in the PRC, and the offering as a result of the structure. We will include cross referecence of risk factors in future filings.

Legal and Operation Risks

We are subject to certain legal and operational risks associated with the VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIEs’ operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this annual report, neither we nor the VIEs have been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. As confirmed by our PRC counsel, Beijing DOCVIT Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIEs, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S.

Regulatory Permissions

As of the date of this annual report, our PRC subsidiaries have obtained all necessary licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses and value-added telecommunications business licenses. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.

As of the date of this annual report, as advised by our PRC counsel, Beijing DOCVIC law firm, we, our subsidiaries and VIEs, (1) are not required to obtain permissions from any PRC authorities to operate our business or issue our securities to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, we will not be required to submit an application to the CSRC for the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel, Beijing Docvit Law Firm, summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 28, 2021, the Cyberspace Administration of China, or CAC, jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021)

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. The revised Provisions came into effect on March 31, 2023. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Our operating subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended March 31, 2022 and 2023, and the key components of our operations are carried out in the PRC. Any future securities offerings and listings outside of mainland China by our Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. Our listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. On February 7, 2024, we received received notification from the CSRC confirming that we have completed the record filing requirement.

However, as the Trial Measures have just recently been released, uncertainties remain as to proper practices and interpretations and implementations with respect thereto which may subject us to additional procedural requirements in future financial activities. We cannot assure you that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all.

As further advised by our PRC counsel, Beijing DOCVIT Law Firm, as of the date of this annual report, although we are required to complete certain filing procedure in connection with our offering and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain approval or permission from any PRC authorities to issue securities to foreign investors from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If we do not receive or maintain such approval (should the approval is required in the future by the PRC government), or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors..”

Summary risk factors

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face.

Risks Related to Doing Business in the PRC

•       Since the PRC legal system is based in part on government policies and internal rules, we may not be aware of our violation of any of these policies and rules, which can change quickly with little advance notice.

•       There are uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

•       Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations, and could result in a material change in the value of the securities we are registering for sale.

•       You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

•       Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

•       Chinese government can take regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Rules and regulations in China can also change with little advance notice, and actions related to more oversight or control of overseas offerings by the Chinese government could result in a material change in our operations and/or the value of the securities we are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•       Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

•       Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offering.

•       We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

Risks Related to Our Business and Industry

•       Our industry is highly fragmented and we may not be able to effectively compete against other providers.

•       We may not be able to maintain long-term relationship with our third-party suppliers and extended supply chains, as a result, our business can be interrupted and our product quality may suffer.

•       We may face risks related to health epidemics, natural disasters, or terrorist attacks in China.

•       Our business is heavily dependent on retainment of key suppliers and institutional customers.

•       We rely on key personnel to maintain advanced technology in the market.

•       We may not be able to attract and retain qualified and skilled employees.

•       We may face difficulty maintaining our brand image and secure our intellectual property rights.

Risks Related to Our Corporate Structure and Operation

•       We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and the VIE in the PRC. We do not have direct ownership of the VIEs. We receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our ordinary shares are shares of our offshore holding company instead of shares of the VIEs in China. We have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs, and to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

•       If the PRC government deems that the VIE arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC and we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•       Any failure by our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•       Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Condensed Consolidating Schedule

We will include a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required in the next annual report.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our predecessor auditor, Friedman LLP, and our current auditor, Marcum Asia CPAs, LLP, or Marcum Asia, are not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. Our predecessor auditor and our current auditor are based in Manhattan, New York, and have been inspected by the PCAOB on a regular basis, with the last inspections in 2020. Therefore, we believe our current auditor and predecessor auditor are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to us, it may lead to our securities being delisted. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

We will update Item 5 of Form 20-F to provide detailed disclosure on cash transfers within the corporate structure:

Eshallgo Inc is a holding company with no operations of its own. We conduct our operations in China primarily through the VIEs in China. We may rely on dividends to be paid by the VIEs and their subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Eshallgo Inc is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Eshallgo HK is also permitted under the laws of Hong Kong to provide funding to EShallGo through dividend distribution without restrictions on the amount of the funds. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries, or to the VIEs or investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, or settle amounts owed under the VIE agreements, if any, and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the Company, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from EShallGo to EShallGo HK or from EShallGo HK to EShallGo, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to EShallGo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Eshallgo Inc is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Eshallgo Inc through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit EShallGo WOFE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1. Our equity structure adopt both a direct holding structure and contractual structure. Eshallgo Inc, or Eshallgo, directly controls Shanghai Eshallgo Enterprise Development (Group) co., Ltd., or Eshallgo WFOE or the WFOE, and Hong Kong company, Junzhang Monarch Limited, or Eshallgo HK. Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing through a series of contractual agreements, under which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai consulting, technical or other services and their respective intellectual property rights in exchange for payments.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds entered Eshallgo at the close of the initial public offering, the funds could be directly transferred to Erayak HK, and then transferred to subordinate operating entities through the WFOE. Within our contractual structure, the transfer of funds between the WFOE and VIEs are also legal and compliant with the laws and regulations of the PRC

If the Company intends to distribute dividends, the VIEs will transfer the dividends to Eshallgo WOFE, which then will transfer the dividends to Eshallgo HK in accordance with the laws and regulations of the PRC, and then Erayak HK will transfer the dividends to Eshallgo, and the dividends will be distributed from Eshallgo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. In the reporting periods presented in this annual report, no cash and other asset transfers have occurred among the Company, its subsidiaries and the VIEs; and no dividends or distributions of a VIE have been made to the Company to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Furthermore, besides the potential tax consequences mentioned below, although we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIEs and the subsidiaries in the future, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

4. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/Qiwei Miao
Name:	Qiwei Miao
Title:	Chief Executive Officer